UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: REPURCHASE OF SASOL SHARES BY SASOL FROM THE SASOL
INZALO EMPLOYEE SCHEME AND THE SASOL INZALO MANAGEMENT SCHEME
(COLLECTIVELY "INZALO EMPLOYEE SCHEMES")



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 5 June 2018				By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

REPURCHASE OF SASOL SHARES BY SASOL FROM THE SASOL INZALO EMPLOYEE SCHEME AND THE SASOL INZALO MANAGEMENT SCHEME (COLLECTIVELY "INZALO EMPLOYEE SCHEMES")
Resolutions in relation to the treatment of the Sasol ordinary shares (SOL Shares) held by the Inzalo Employee Schemes at the end of these schemes were passed at a general meeting of ordinary shareholders of Sasol held on 16 May 2008. In accordance with these resolutions and depending on the SOL Share price prior to the end of the Inzalo Employee Schemes on 4 June 2018, Sasol was entitled to repurchase some or all of the SOL Shares held by the Inzalo
Employee Scheme trusts in accordance with the provisions of the Inzalo Employee Scheme trust deeds. The Inzalo Employee Scheme trusts together held 25 231 686 SOL Shares.
Sasol exercised its rights of repurchase under the Inzalo Employee Schemes trust deeds on 4 June 2018 by repurchasing 25 231 686 SOL Shares from the Inzalo Employee Schemes, at a nominal value of R0,01 per share (the Specific Repurchase). Accordingly, the Inzalo Employee Schemes ceased to hold any SOL Shares and consequently the relevant vested participants in the Inzalo Employee Schemes will receive no distribution of SOL Shares.
The effect of the Specific Repurchase is that SOL Shares representing 3,9% of Sasol's total issued share capital before the Specific Repurchase, have been cancelled and restored to Sasol's authorised ordinary share capital with effect from 4 June 2018. After the cancellation, Sasol will have 623 066 479 SOL Shares in issue.
Sasol has applied for the delisting of the SOL Shares from the JSE with effect from Thursday, 07 June 2018. The acquisition will have no financial effect on Sasol or its shareholders, other than in respect of Specific Repurchase costs that are normally incurred in transactions of this nature. The financial effect of the Specific Repurchase on Sasol's earnings per share, headline earnings per share, net asset value per share and net tangible asset value per share will be confined to the cost of the sponsor fee, the legal fees, the taxes levied by the South African Revenue Services and the JSE documentation fee which are considered negligible. The
Specific Repurchase has been funded out of Sasol's existing reserves resulting in a reduction of contributed tax capital.
Sandton
5 June 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited